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CIBT Forms Partnership with the Largest University in China

October 19th, 2009 CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) is pleased to report that it signed a memorandum of understanding (“MOU”) on October 16, 2009  with China Central Radio and Television University (“CCRTVU”) in Beijing.

The MOU with CCRTVU outlines the development of programs that will incorporate course content from CIBT China, Sprott-Shaw Community College (Canada) and the American Hotel and Lodging Association - Education Institute (U.S.A) into CCRTVU’s programs.  CCRTVU will utilize selected CIBT and Sprott-Shaw locations in various countries including Canada, the Philippines, South Korea, Jamaica, and Vietnam to launch CCRTVU’s Chinese language and cultural programs to a global audience.

"We are honored to be working with China’s largest university”, commented Toby Chu, Vice Chairman, President and CEO of CIBT Group.  "The cooperation between CIBT Group and CCRTVU can generate tremendous mutual value including the following: 1) delivery of western education content to millions of Chinese students via CCRTVU’s massive infrastructure throughout China, 2) CIBT Group’s international presence will provide CCRTVU with a brick-and-mortar platform to deliver its Chinese programs to students around the world who are interested in learning more about the country’s culture and its language, and 3) integrate CIBT and Sprott-Shaw’s western accredited degree and vocational programs into CCRTVU programs, which will provide CCRTVU students with the opportunity to enroll in CIBT’s partner universities in seven English speaking countries as well as CIBT’s subsidiary Sprott-Shaw Community College in Canada and Asia.”

To view photographs of the signing ceremony in Beijing, please visit http://www.cibt.net

About CCRTVU:

Established in 1979, China’s Central Radio & TV University (CCRTVU) is a college university directly under the Ministry of Education (MOE).  CCRTVU is a distance education learning provider utilizing the latest in innovation and technology to deliver programs to its students.  In collaboration with 44 other provincial open universities, 956 municipal open universities, and 1,875 county-level open universities, CCRTVU’s system of schools has a student population of 3.2 million students, of which 2.87 million are open learning students, totaling 10% of all post-secondary students in China as of the Spring of  2009.

CCRTVU employs a wide range of media for its delivery of programs such as radio, television, language teaching materials, audio-visual materials, computer courseware and networks to deliver long-distance education programs to students across China. It was the first university college to deliver distance training based on a combination of Satellite TV Network, Computer Network and Teaching Management Network.

CCRTVU offers over 580 programs in 10 major areas including Science, Engineering, Agriculture, Medical, Arts, Law, Economics, Management, Education and History. CCRTVU offers bachelor and diploma education programs, as well as non-degree programs in vocational training and agricultural applied technology training.  CCRTVU’s infrastructure includes 6 teaching colleges including Arts and Law College, Economics and Management College, Engineering College, Education College, Foreign Language College, Agriculture and Forestry Medical College.  Other CCRTVU colleges are: College for Continuing Studies and 81 College’s for Military, General Staff College for Military, Education College for Disabilities, Tibet College, and Central College for National Authorities, China TV Normal College, China Liaoyuan Radio and Television School and Central Radio and Television Professional Secondary School.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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